DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

October 18, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Mathews

Re:	Post-Effective Amendment No. 495 to the Registration Statement on Form N-1A of Xtrackers US National Critical Technologies ETF (the “Fund”), a series of DBX ETF Trust (the “Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Mr. Mathews,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), which comments were received via telephone on September 28, 2023. The Amendment was filed on behalf of the Fund on August 7, 2023 with an effective date of October 25, 2023.

The Staff’s comments on the Fund’s Prospectus are restated below, followed by the Fund’s responses.

General Comments

1.	Comment: Please file the Fund’s responses to the Staff’s comments on EDGAR prior to the filing of the amendment to the Fund’s the Registration Statement pursuant to Rule 485(b). Please be advised that comments provided on any one section of the Fund’s Registration Statement apply to similar disclosure throughout the Registration Statement.

Response: The Fund confirms it will file its responses to the Staff’s comments on EDGAR as requested. In addition, the Fund confirms that it will apply the Staff’s comments on any one section of the Registration Statement to similar disclosure throughout.

2.	Comment: Please disclose the Fund’s listing exchange and ticker symbol in its Prospectus.

Response: The Fund’s Prospectus disclosure has been revised to disclose its listing exchange (NYSE Arca, Inc.) and ticker symbol (CRTC).

Prospectus Comments

3.	Comment: Please revise the Fund’s “Investment Objective” to replace the words “seeks investment results that correspond generally to the performance … of the [Underlying Index]” with either “seeks investment results that track the performance … of the [Underlying Index]” or “seeks investment results that correlate to the performance … of the [Underlying Index].”

Response: The Fund’s investment objective, which has already been approved by the Fund’s Board of Trustees, follows the same general formulation of the investment objectives of the other Xtrackers ETFs. Accordingly, we respectfully decline to revise the Fund’s investment objective as requested.

4.	Comment: Please consider eliminating the use of defined terms in the Fund’s investment objective.

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

5.	Comment: Supplementally provide the Staff with a copy of the Fund’s completed fee table and expense example prior to the effectiveness of the Fund’s Registration Statement.

Response: A copy of the Fund’s completed fee table and expense example are included in this letter as Attachment A.

6.	Comment: Supplementally, provide examples of companies that would be included in the Underlying Index based on a secondary SIC code assigned to the company. For such companies, what would be the basis for their inclusion?

Response: Amazon and Honeywell represent examples of companies that would be included in the Underlying Index based on secondary SIC codes assigned to the companies. While both companies have primary SIC codes that do not map to tech areas, they have secondary SIC codes that do. Government contract data confirms that both companies currently have substantial government tech development contracts and are therefore eligible for inclusion in the Underlying Index on the basis of their secondary SIC codes.

7.	Comment: Please replace the term “ex-ante” as it appears in the following sentence in the Fund’s Prospectus with a plain English description: “This materiality calculation involves quantifying the impact of removing or excluding the CW Security (or CW Securities, if more than one) on ex-ante [emphasis added] tracking error of the fund’s holdings.”

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

8.	Comment: Under “Principal Investment Strategies,” please update the index constituent information provided with respect to the Underlying Index and its parent index, the Solactive GBS Developed Markets Large & Mid Cap USD Index (the “Parent Index”).

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

9.	Comment: Supplementally, please describe (i) how many companies are expected to be excluded as “controversial weapons companies” under the controversial weapons policy of the Fund’s investment advisor, DBX Advisors LLC (the “Advisor”); (ii) the anticipated resulting additional tracking error from such controversial weapons company exclusions; and (iii) how many controversial weapons securities can be expected to remain in the Fund’s portfolio in order to avoid material tracking error. In addition, to the extent feasible, please consider including additional disclosure on this subject in the Fund’s Prospectus.

Response: The Advisor does not expect any companies to be excluded from the Fund’s portfolio as controversial weapons companies under the Advisor’s controversial weapons policy (“CW Companies”). Consequently, the Advisor does not anticipate any incremental tracking error from the exclusion of CW Companies nor does it expect any CW Companies to be (and therefore remain) in the Fund’s portfolio. Regarding the Staff’s request to consider including additional disclosure on this topic,

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we respectfully decline to do so. We believe the existing disclosure adequately addresses the Advisor’s controversial weapons policy, including its operation and application to the Fund.

10.	Comment: The “Principal Investment Strategies” section in the Fund’s Prospectus states that “While the fund is currently classified as “non-diversified” under the Investment Company Act of 1940, it may operate as or become classified as “diversified” over time. The fund could again become non-diversified solely as a result of a change in relative market capitalization or index weighting of one or more constituents of the index that the fund is designed to track. Shareholder approval will not be sought when the fund crosses from diversified to non-diversified status under such circumstances.” Given the foregoing disclosure, please provide supplementally an explanation of the Fund’s basis for reliance on the relief provided to certain index-based funds in the letter to Stradley Ronon Stevens & Young, LLP dated June 24, 2019 (the “Stradley Letter”). Please include in your response a discussion of any differences between the Fund and funds described in the Stradley Letter (the “Stradley Funds”), including, but not limited to (i) differences in stated diversification policies; (ii) differences between the Fund’s Underlying Index and the indexes tracked by the Stradley Funds; and (iii) why the Fund’s reliance on the Stradley Letter is appropriate notwithstanding such differences.

Response: The Fund believes that it qualifies for reliance on the Stradley Letter. The Stradley Letter stipulates that the relief applies to index-based funds tracking an unaffiliated “broad-based index” and references the following definition of a “broad-based index”: “A broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate. An index would not be considered to be broad based if it is composed of securities of firms in a particular industry or group of related industries.”1 As indicated in our response to
Comment 13 below, the Underlying Index is not “composed of securities of firms in a particular industry or group of related industries.” We also believe that it provides investors “with a performance indicator of the overall applicable stock…market.”2 To that point, as of August 10, 2023 (the Underlying Index’s most recent rebalance day), the Underlying Index was composed of 243 constituent large and mid-cap equity securities in 14 different technology sectors. Accordingly, the Fund intends to rely on the relief granted in the Stradley Letter and will not seek a shareholder vote in the event that it operates as a diversified fund for three years or more and then again becomes non-diversified solely as a result of a change in relative market capitalization or index weighting of one or more constituents of the Underlying Index.

11.	Comment: In the “Derivatives” section under “Principal Investment Strategies,” please describe with greater specificity how the Fund will use derivatives to gain exposure to the performance of the Underlying Index.

Response: The Fund believes that the current Prospectus disclosure relating to its use of derivatives is both adequate and appropriate and respectfully declines to modify it further. The Fund confirms that the types of derivatives that the Fund may use as part of its principal investment strategies are disclosed in the Prospectus.

1 Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993), at fn 21, cited in the Stradley Letter, fn.2.

2 We note that the Stradley Letter cites several “growth” indices as examples of indices that are affected by the conditions that drove the Staff to grant the relief. Accordingly, the Stradley Letter indicates that an index can be considered “broad-based” even if it reflects an investment style.

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12.	Comment: Please advise the Staff whether the licensing agreement relating to the Underlying Index between the Advisor and Solactive, the index provider of the Underlying Index (the “Index Provider”) (the “License Agreement”), is a material contract required to be filed as an exhibit to the Fund’s Registration Statement.

Response: Item 28(h) of Form N-1A requires the filing of “other material contracts not made in the ordinary course of business to be performed in whole or in part on or after the filing date of the registration statement.” We do not believe that the License Agreement falls within the meaning of “other material contract” for purposes of Item 28(h) of Form N-1A. As disclosed in the Fund’s Prospectus, the License Agreement is between the Advisor and the Index Provider. The Fund is not a party to the License Agreement and has no performance obligations under the Agreement. Moreover, as further clearly disclosed in the Prospectus, all license fees for the use of the Underlying Index are paid by the Advisor and not out of the assets of the Fund. For these reasons, we do not believe the License Agreement should be filed as an exhibit to the Registration Statement.

Statement of Additional Information Comments

13.	Comment: Supplementally, please advise the Staff whether, as of a recent date, the Underlying Index is concentrated and, if so, provide the specific industries or groups of industries in which it is concentrated.

Response: As of October 17, 2023, the Underlying Index was not concentrated in any industry or group of industries; i.e., as of such date, the Underlying Index did not have 25% or more of its total assets in the securities of a particular industry or group of industries.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011 (email: jim.wall@dws.com).

Sincerely yours,

/s/James M. Wall

James M. Wall

Associate General Counsel

DWS Investment Management Americas, Inc.

cc: Jeremy Senderowicz, Vedder Price P.C.

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Attachment A

Xtrackers US National Critical Technologies ETF

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.35%
Other expenses[1]	None
Total annual fund operating expenses	0.35%

1 Because the fund is new, “Other expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE

This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. It also does not include the transaction fees on purchases and redemptions of Creation Units (defined herein), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$36	$113